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Exhibit 12.1

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                                                                                   For the Fiscal Years Ended
                                                        --------------------------------------------------------------------------
                                                                                                                         Pro Forma
                                                        January 31,   January 30,  January 29   January 27,  January 26  January 26
                                                           1998          1999         2000         2001         2002       2002
                                                        ----------    -----------  ----------   -----------  ---------  ----------
EARNINGS:
     Pretax income from continuing operations before
        equity in earnings of affiliate                   4,112        11,309       16,127       (4,266)      14,774      13,770
     Fixed charges                                       15,714        15,282       16,863       17,644       24,173      25,177
     Add: Distributed income of equity investee               -             -        1,138        2,065        1,250       1,250
                                                         ------        ------       ------       ------       ------      ------
        Net fixed charges                                15,714        15,282       18,001       19,709       25,423      26,427
                                                         ------        ------       ------       ------       ------      ------
        Total Earnings                                   19,826        26,591       34,128       15,443       40,197      40,197
                                                         ======        ======       ======       ======       ======      ======

FIXED CHARGES:
        Interest expense, net                            15,122        14,715       16,338       17,151       23,645      24,649
        Add:  Investment income                             352           227          136          138          118         118
        Interest factor of rental expense                   240           340          389          355          410         410
                                                         ------        ------       ------       ------       ------      ------
        Total Fixed Charges                              15,714        15,282       16,863       17,644       24,173      25,177
                                                         ======        ======       ======       ======       ======      ======
     Ratio of earnings to fixed charges                     1.3           1.7          2.0          0.9          1.7         1.6
                                                                                                     (a)

     (a) For the fiscalyear ended January 27, 2001, earnings were insufficient to cover fixed charges by approximately $2.2 million.

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